UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 001-33795

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Federal Bank’s 401(k) Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HOME FEDERAL BANCORP, INC.
500 12th Avenue South
Nampa, Idaho 83651

REQUIRED INFORMATION

The following financial statements and supplemental schedule for Home Federal Bank’s 401(k) Plan are being filed herewith:

Page

Independent Auditor's Report	1

Financial Statements:
Statements of Net Assets Available for Benefits
at December 31, 2008 and 2007	2
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2008	3
Notes to the Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13
Exhibits:
Exhibit 23 - Consent of Independent Registered Public Accounting Firm	14

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Home Federal Bank’s 401(k) Plan

                                                                                                        /s/Eric S. Nadeau
                                                                                                                        Eric S. Nadeau
                                                                                                       Trustee

Date:  June 12, 2009

HOME FEDERAL BANK’S 401(K) PLAN
INDEPENDENT AUDITOR’S REPORT
AND FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

TABLE OF CONTENTS

INDEPENDENT AUDITOR’S REPORT	1

FINANCIAL STATEMENTS

Statement of net assets available for benefits	2

Statement of changes in net assets available for benefits	3

Notes to financial statements	4-12

SUPPLEMENTAL INFORMATION

Schedule H, line 4i - Schedule of assets (held at end of year)	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
Home Federal Bank’s 401(K) Plan
Nampa, Idaho

We have audited the accompanying statements of net assets available for benefits of Home Federal Bank’s 401(K) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Home Federal Bank’s 401(K) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes at year end is presented for purposes of additional analysis, and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Plan has adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements.

/s/Moss Adams LLP
Spokane, Washington
June 12, 2009
1

HOME FEDERAL BANK 401(K) SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007

INVESTMENTS, AT FAIR VALUE
Pooled separate accounts	$2,391,822	$3,243,499
Benefit-responsive insurance investment contract	323,680	179,169
Common stock	2,540,976	2,287,450
Participant loans	93,437	41,412
Total investments	5,349,915	5,751,530

Contributions receivable	90,730	71,033

Cash	52,593	50,658

Net assets available for benefits at fair value	5,493,238	5,873,221

Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	(17,558)	7,040

NET ASSETS AVAILABLE FOR BENEFITS	$5,475,680	$5,880,261

2	See accompanying notes.

HOME FEDERAL BANK 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2008	2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$9,424	$5,779

Contributions:
Participants	576,064	535,183
Employer matching	215,197	191,157
Rollovers	265,993	1,029,175

	1,057,254	1,755,515

Total additions	1,066,678	1,761,294

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	763,773	1,231,182
Net depreciation of fair value of investments	699,419	569,905
Administrative expenses	8,067	4,082

Total deductions	1,471,259	1,805,169

NET DECREASE	(404,581)	(43,875)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	5,880,261	5,924,136

End of year	$5,475,680	$5,880,261

See accompanying notes.	3

HOME FEDERAL BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Accounting Policies

Basis of accounting:
The accompanying financial statements have been prepared under the accrual method of accounting.

Valuation of investments:
Home Federal Bank 401(K) Savings Plan (the Plan) adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the exit price) in an orderly transaction between market participants at the measurement date.

As a result of the adoption of SFAS No. 157, the Plan classified its investments as of December 31, 2008, based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (see Note 5). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Investments are stated at fair value.  If available, quoted market prices are used to value investments.  Units held in pooled separate accounts are valued at the unit value as reported by the investment manager of the accounts.

Benefit-responsive investment contracts with insurance companies and loans to participants are not actively traded and significant other observable inputs are not available. Thus, the fair value of the benefit-responsive insurance investment contract is determined by discounting the related cash flows based on current yields of similar instruments with comparable durations, and the fair value of participant loans is equal to the amortized cost of the loans because the loans are secured by each respective participant’s account balance.

4

HOME FEDERAL BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Accounting Policies (Continued)

Valuation of investments:
As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position (SOP) No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive insurance investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. SOP No. 94-4-1 requires the statements of net assets available for benefits present the fair value of the investments, as well as the adjustment from fair value to contract value for fully benefit-responsive insurance investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Net appreciation or depreciation in the fair value of investments presented in the statement of changes in net assets available for Plan benefits consists of both realized and unrealized gains and losses on those investments.  Purchases and sales of securities are recorded on a trade date basis and dividends are recorded on the x-dividend date.

Payment of benefits:
Benefits are recorded when paid.

Income tax status:
The Plan obtained its latest determination letter on November 27, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for Plan benefits during the reporting period.  Actual results could differ from those estimates.

5

HOME FEDERAL BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Plan Description

General:
The following description of the Plan is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution plan qualifying as a salary reduction plan as defined in Section 401(k) of the Internal Revenue Code.  The Plan covers substantially all employees of Home Federal Bank (the Bank), a wholly owned subsidiary of Home Federal Bancorp, Inc. (Bancorp).  The Plan is subject to federal laws, such as the Employee Retirement Income Security Act (ERISA), the Internal Revenue Code, and other applicable federal and state laws.  The provisions of the Plan are subject to revisions due to changes in laws or due to pronouncements by the Internal Revenue Service (IRS) or Department of Labor (DOL).

Eligibility:
Eligible employees may participate in the Plan once the service requirements described below are met.

(1)	To make elective deferrals: Employees are eligible to enter the Plan as a participant for the purpose of making elective deferrals upon completing one hour of service.

(2)	To receive matching contributions: Employees are eligible to enter the Plan as a participant for the purpose of receiving matching contributions upon completing one hour of service.

To make elective deferrals: After the eligibility requirements are satisfied, an employee may enter the Plan as a participant on the January 1st, April 1st, July 1st, or October 1st that coincides with or next follows the date on which the employee satisfied those requirements.

To receive matching contributions: After the eligibility requirements are satisfied, an employee may enter the Plan as a participant on the January 1st, April 1st, July 1st, or October 1st that coincides with or next follows the date on which the employee satisfied those requirements.

Contributions:
Participants in this Plan may elect to reduce their compensation by a specific percentage or dollar amount up to 100% of pre-tax annual compensation, and have that amount contributed to the Plan on a pre-tax basis as a salary deferral, subject to IRS limitations.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also elect to contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers a variety of pooled separate accounts and Bancorp common stock.

6

HOME FEDERAL BANK'S 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Plan Description (Continued)

Contributions (continued):
Matching contributions are made as a percentage of the amount of salary deferred by employees.  Additional discretionary contributions can also be made to the Plan.  Both types of contributions are made at the discretion of the Board of Directors.  The Bank elected to make matching contributions equal to 50% of the first 10% of compensation that a participant contributed to the Plan during 2008 and 2007.  The Bank’s contributions equaled $215,197 and $191,157 during the years ended December 31, 2008 and 2007, respectively.  No additional employer discretionary contributions were made during 2008 and 2007.

Vesting:
Participants are immediately vested in their voluntary contributions, any rollover contributions, as well as any income or loss thereon.

The vested percentage in a participant’s account attributable to employer matching and discretionary contributions is determined under the following schedule and is based on years of service.  A participant will always be 100% vested if employed on or after normal retirement age, death, or disability.

Vesting Schedule
Profit Sharing Contributions

Years of Service	Percentage
1	0%
2	0%
3	100%

Participant’s accounts:
Each participant’s account is credited with the participant’s contribution and the allocation of the Bank’s contributions and net Plan earnings.  Earnings allocations are based on participant investment balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Forfeitures:
If a participant is not vested or is partially vested in their account balance when they leave, the nonvested portion of their account balance will be forfeited on the earlier of:

a)	the distribution of their entire vested account balance, or

b)	five consecutive one-year breaks in service

Forfeitures of matching and discretionary contributions are reallocated as employer contributions.  In 2008 and 2007, employer contributions were reduced by $2,115 and $16,984, respectively from forfeited nonvested accounts.  If a participant is employed on or after their normal retirement age, death, or disability, they will be 100% vested.

7

HOME FEDERAL BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Plan Description (Continued)

Forfeitures (continued)
Participants who are not employed on the last day of the Plan year are not allocated an employer matching contribution.  Such advanced contributions are available for the reduction of future discretionary contributions and totaled $-0- and $31,052 for the years ended December 31, 2008 and 2007, respectively.

Participant loans:
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.00% to 9.75%.  Principal and interest is paid ratably through monthly payroll deductions.

Payment of benefits:
On termination of employment due to retirement, death, or disability, a participant or his/her heirs may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in lump-sum amounts, installments, or annuity payments.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  There were no distributions requested but not yet remitted as of December 31, 2008 and 2007, respectively.

Plan termination:
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts and any unallocated forfeitures would be remitted to the Bank.

Administrative expenses:
Certain administrative expenses of the Plan are paid directly by the Bank.

8

HOME FEDERAL BANK'S 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments

The following table presents investments that represent 5% or more of the Plan’s assets at December 31, 2008 and 2007.
2008
Pooled Separate Accounts:
ING VP Money Market	$671,556
American Balanced	307,099

Benefit-Responsive Insurance Investment Contract:
ING Fixed*	306,122

Common Stock:
Home Federal Bancorp	2,540,976

2007

Pooled Separate Accounts:
ING VP Money Market	$538,283
American Balanced	493,977
Fidelity VIP II Contrafund	314,751

Common Stock:
Home Federal Bancorp	2,287,450

* Contract value has been presented for the insurance investment contract as it is the relevant measurement for financial statement purposes

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007

Pooled separate accounts	$(909,626)	$199,590
Common stock	210,207	(769,495)

NET DEPRECIATION OF FAIR VALUE OF
INVESTMENTS	$(699,419)	$(569,905)

Note 4 - Parties in Interest

Certain Plan investments are shares in the Bancorp’s common stock.  These transactions represent investments in the Bancorp and, therefore, qualify as parties in interest.

9

HOME FEDERAL BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Certain Plan investments are shares of pooled separate accounts managed by ING Life Insurance and Annuity Company (ING).  ING is the Trustee as defined by the Plan and, therefore, these transactions qualify as party in interest transactions.

The Plan also has participant loans, which qualify as party in interest transactions.

Note 5 - Fair Value Investment

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Home Federal Bancorp stock	$2,540,976	$-	$-	$2,540,976
Pooled separate accounts	-	2,391,822	-	2,391,822
Benefit-responsive insurance
investment contract	-	-	323,680	323,680
Loans to participants	-	-	93,437	93,437

	$2,540,976	$2,391,822	$417,117	$5,349,915

	Benefit-Responsive Investment Contract	Loans to Participants

Balance, beginning of year	$179,169	$41,412
Realized gains	-	-
Unrealized gains	24,599	-
Purchases, settlements, and dispositions	114,650	52,025
Interest	5,262	-
Transfers in/out of Level 3	-	-

Balance, end of year	$323,680	$93,437

Note 6 - Investment Contract with Insurance Company

The Plan has entered into a benefit-responsive insurance investment contract with ING.  ING maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The contract is included in the statement of net assets available for benefits at fair value as determined using the market approach based on market prices of similar contracts.  The adjustment from fair value to contract value for the insurance investment contract is based on the contract value as reported to the Plan by ING.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

10

HOME FEDERAL BANK'S 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The fair value of the insurance investment contract at December 31, 2008 and 2007, was $323,680 and $179,169, respectively.  The average yield and crediting interest rate for 2008 and 2007 was 3.80% for both years.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 3.45% for both 2008 and 2007.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with ING.  The Plan administrator believes the occurrence of such events that would also limit the Plan’s ability to transact at contract value with Plan participants is not probable.

Note 7 - Reconciliation of the Financial Statements to Form 5500

The 2008 and 2007 Forms 5500 have certain items of assets, income, and expenses that differ from the amounts shown on the accompanying statements of net assets available for benefits and changes in net assets available for benefits.  The following is a reconciliation of amounts per the financial statements to the Form 5500 as of or for the year ending:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$5,475,680	$5,880,261
Advance contributions	-	(31,052)

NET ASSETS AVAILABLE FOR BENEFITS
PER FORM 5500	$5,475,680	$5,849,209

Investments, at fair value, per the financial statements	$5,349,915	$5,751,530
Add: Difference between fair value and contract value
of insurance investment contract	(17,558)	7,040

INVESTMENTS AT CONTRACT VALUE
PER FORM 5500	$5,332,357	$5,758,570

11

HOME FEDERAL BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Net change in assets available for benefits per the financial statements	$(404,581)	$(43,875)
Contributions receivable, prior year	-	(11,913)
Contributions receivable, current year	31,052	-
Miscellaneous	2,319	(7,714)

NET CHANGE IN NET ASSETS AVAILABLE
FOR BENEFITS PER FORM 5500	$(371,210)	$(63,502)

Note 8 - Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statement of net assets available for benefits.

Note 9 – Subsequent event

Effective March 2009, the Company changed its Plan administrator from ING to Principal Financial Group.

12

Supplemental Schedule

HOME FEDERAL BANK'S 401(K) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan’s Sponsor EIN:    82-0127850
Plan Number:              002

		(c) Description, Including	December 31, 2008
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Maturity Date Rate of Interest, Par, Maturity Value, Number of Shares	(d) Cost	(e) Current Value

	Pooled separate accounts:
*	ING VP Money Market	56,003 units	**	$671,556
	Templeton Global Bond	2,231 units	**	51,030
*	ING VP Intermediate Bond	6,457 units	**	89,535
*	ING GNMA Income Fund	3,815 units	**	51,739
	American Balanced	25,141 units	**	307,099
*	ING VP Index Plus Large Cap	13,416 units	**	85,688
	Oppenheimer Main Street	4,208 units	**	27,106
	Pioneer Fund	11,196 units	**	84,450
	Fidelity VIP II Contrafund	15,296 units	**	139,635
	Fidelity Advisor Mid Cap	15,057 units	**	110,249
*	ING Am Cent Sm Cap	1,459 units	**	16,962
*	ING Baron Small Cap	3,017 units	**	34,011
*	ING VP Index Plus Mid-Cap	3,952 units	**	38,877
*	ING VP Index Plus Small-Cap	7,161 units	**	78,867
	Lord Abbett Mid-Cap	6,526 units	**	60,213
	ING Solution Income	18 units	**	162
*	ING Oppenheimer Glob Port	5,527 units	**	58,628
*	ING VP Int'l Value	9,723 units	**	107,536
*	ING T Rowe Price Gr Eq	10,350 units	**	65,924
*	ING Solution 2015	8,857 units	**	72,658
*	ING Solution 2025	11,120 units	**	83,154
*	ING Solution 2035	16,270 units	**	117,651
*	ING Solution 2045	5,616 units	**	39,092

				2,391,822

*	ING Fixed		**	306,122

	Common stock:
*	Home Federal Bancorp	237,031 shares	**	2,540,976

*	Participant loans	5.00% - 9.75%		93,437

				$5,332,357

* - A party in interest, as defined by ERISA.
** - The cost of participant-directed investments is not required to be disclosed.

13

Exhibit 23 Consent of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (registration statement number 333-121085) filed on December 8, 2004, of Home Federal Bancorp, Inc. of our report dated June 12, 2009, relating to the financial statements of Home Federal Bank’s 401(K) Plan, which appear in this Annual Report (Form 11-K) as of and for the year ended December 31, 2008.

/s/Moss Adams LLP
Spokane, Washington
June 12, 2009